INTERVEST MORTGAGE CORPORATION

ONE ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-2002

TEL: (212) 218-2800 / FAX: (212) 218-2808

MORTGAGE INVESTMENTS	LOWELL S. DANSKER	CHAIRMAN & CEO
	STEPHEN A. HELMAN	VICE PRESIDENT
	JOHN H. HOFFMANN	VICE PRESIDENT & CFO
	JOHN B. CARELLA	VICE PRESIDENT
	ROBERT KARASIK	ASST. VICE PRESIDENT
	STEFAN MEISEL	ASST. VICE PRESIDENT
	ALAN J. SIDRANSKY	ASST. VICE PRESIDENT
	SALLY WANG	ASST. VICE PRESIDENT

VIA EDGAR

December 28, 2007

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission, Mail Stop 4561

Washington, D.C. 20549

RE:	Intervest Mortgage Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Form 10-Q for the Quarterly Period Ended September 30, 2007

File No. 033-27404-NY

Dear Mr. Woody:

This letter is in response to the comments contained in your letter of December 18, 2007 regarding the Report on Form 10-K of Intervest Mortgage Corporation (the “Company”) for the Fiscal Year Ended December 31, 2006 and the Report on Form 10-Q of the Company for the Quarterly Period Ended September 30, 2007.

To aid in your review, we have set forth below the staff’s comments in italics, followed by the Company’s response in bold.

Form 10-K for the Year Ended December 31, 2006:

Financial Statements

Notes to Consolidated Financial Statements

General

1.	Please tell us how you have complied with Item 302 of Regulation S-K, or tell us why you believe it was not necessary to include selected quarterly financial data.

Subparagraph (a)(5) of Item 302 of Regulation S-K clarifies that subparagraph (a) relates to registrants that have securities registered pursuant to sections 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended. Intervest Mortgage Corporation does not have securities registered pursuant to Section 12(b) or 12(g), but files periodic reports pursuant to Section 15(d) of that act.

SUBSIDIARIES OF INTERVEST BANCSHARES CORPORATION

NASDAQ SYMBOL: IBCA

INTERVEST NATIONAL BANK	INTERVEST MORTGAGE CORPORATION
FDIC INSURED	MORTGAGE INVESTMENTS

Note 11. Income Taxes, page 43

2.	Please tell us how you have complied with paragraph 49 of SFAS 109, or tell us why you believe it was not necessary to include these disclosures.

Paragraph 49 of SFAS # 109 requires that tax-related balances due to an affiliate as of the date of a financial statement be presented in the relevant report. Tax payments are typically due to the taxing authority fifteen days prior to usual quarterly and annual regulatory reporting dates. We settle our accounts with our affiliate prior to that due date by paying our portion of the taxes due to be paid at such time by our affiliate. Our affiliate then makes the required quarterly payment of taxes to the taxing authority. As a result, Intervest Mortgage Corporation has no intercompany tax related balances on its books by fifteen days prior to the typical quarterly and annual reporting dates.

Schedule IV, page 47

3.	Please tell us how you have complied with Rule 5-04 of Regulation S-X, or tell us why you believe it was not necessary to state the amount of balloon payment at maturity.

We have reviewed Rule 5-04 of regulation S-X and concur that balloon payment information should be included in this schedule. We will include such information in similar schedules included in any future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2007:

Exhibits 31.0 and 31.1

4.	We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have included the title of the certifying individual at the beginning of the certification and you have removed the phrase “including its consolidated subsidiaries” from paragraph 4(a). Please revise your certifications in future filings to comply with the Exchange Act Rules.

We inadvertently removed the reference to consolidated subsidiaries in the certifications when we dissolved our one remaining inactive subsidiary and removed the reference to that subsidiary in the entirety of our filing. Certifications included in our future filings will be revised to comply with the Exchange Act rules.

SUBSIDIARIES OF INTERVEST BANCSHARES CORPORATION

NASDAQ SYMBOL: IBCA

INTERVEST NATIONAL BANK	INTERVEST MORTGAGE CORPORATION
FDIC INSURED	MORTGAGE INVESTMENTS

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

While we believe this letter responds to the comment set out in the staff’s letter, we stand ready to provide any additional information that the staff may deem necessary. If you have any further questions or comments related to this response, please feel free to contact Lowell S. Dansker at (212) 218-2800 or John H. Hoffmann at (212) 218 –2800.

Sincerely,

/s/ John H. Hoffmann
John H. Hoffmann

cc:	Thomas E. Willett, Harris Beach PLLC

Ed Hacker, Partner, Hacker Johnson & Smith, P.A., P.C.

Michael Callen, Audit Committee Chairman

SUBSIDIARIES OF INTERVEST BANCSHARES CORPORATION

NASDAQ SYMBOL: IBCA

INTERVEST NATIONAL BANK	INTERVEST MORTGAGE CORPORATION
FDIC INSURED	MORTGAGE INVESTMENTS